F. Mark Reuter
Direct Dial: (513) 579-6469
Facsimile: (513) 579-6457
E-Mail: freuter@kmklaw.com

April 24, 2007

Via Edgar

Mr. Jim B. Rosenberg
Mr. Don Abbott
Mr. Frank Wyman
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:   Kendle International Inc: Form 10-K for Fiscal Year Ended December 31, 2006
    File No.000-23019

Gentlemen:

Kendle International Inc. is working expeditiously to respond to the comments contained in the letter from you dated April 10, 2007 regarding the above-referenced filing on Form 10-K.

On behalf of Kendle, we respectfully request an extension of time to respond to the comment letter. Kendle anticipates submitting to the staff a response on or before May 7, 2007.

We are grateful for the staff’s assistance in this matter. Please call me at 513-579-6469 with any questions you may have regarding Kendle’s proposed timetable for responding to your comment letter.

Best Regards, KEATING MUETHING & KLEKAMP PLL

By:	/s/ F. Mark Reuter
F. Mark Reuter

FMR:mrs